

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2014

Via E-mail
Robert Bearden
Chief Executive Officer
Hortonworks, Inc.
3460 W. Bayshore Road
Palo Alto, CA 94303

      Re: Hortonworks, Inc.
              Confidential Draft Registration Statement on Form S-1
              Submitted June 27, 2014
              CIK No. 0001610532

Dear Mr. Bearden:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   If you intend to use graphics in your prospectus, please submit such materials to the staff on a supplemental basis and provide any support for any claims contained therein. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

Prospectus Summary

Overview, page 1

4.   On pages 1 and 66, you reference that Forrester Research has recognized you as a "leader in Hadoop." Please revise to explain the basis for this characterization, such as market share, revenues, quality of products or services offered, and/or your contribution to the Apache Hadoop Foundation.

5.   You provide total revenue amounts on pages 1 and 2 to emphasize your revenue growth. Please revise to balance your disclosure to provide corresponding net losses for the same periods.

6.   On page 3, please identify the "industry source" that you reference for the potential global Hadoop market.

Risk Factors, page 12

7.   Please add a risk factor that discusses your relationship with Yahoo!, Red Hat, and Teradata and whether any conflicts of interests may result due to these entities being strategic partners and/or customers.

Industry and Market Data, page 38

8.   Please provide supplemental copies of the reports or other source documentation that you cite on page 38 from which market or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

Use of Proceeds, page 38

9.   To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to expand your sales organization, expand into international markets and further develop your Hortonworks Data Platform. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K. We note on pages 73 and 74 you list various aspects of your growth strategy, but do not indicate if they will be funded via offering proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 48

10.   In light of your significant operating losses in recent periods in which net losses exceeds your total revenues, please revise to provide a more detailed discussion of the key challenges you face and trends, events, and uncertainties. See Section III.A of SEC Release No. 33-8350. In particular, please address the strong revenue growth of your professional services revenue consisting of nearly 50% of your total revenue for the three months ended March 31, 2014, but where you still have gross losses compared to your subscription services business, and its impact on your ability to generate a profit in the future.

11.   On page 49, you disclose that you will increase upfront costs in order to establish and further cultivate strategic partnerships, but "expect that it will increase gross margins in the long term." Please revise to provide the basis for your expectation that your gross margins will increase in the future.

12.   You indicate on page 50 that Microsoft contributes 29% of your total revenue for the three months ended March 31, 2014 and 38% of your total revenue for the eight months ended December 31, 2013. Please advise whether your multi-year subscription agreement and co-engineering efforts involve material agreements for which you are substantially dependent, pursuant to Item 601(b)(10) of Regulation S-K.

Key Business Metrics, page 51

13.   You provide your two platforms, Hortonworks Data Platform and Hortonworks Sandbox, for free and then charge subscription fees for support and fees for professional services. Please clarify whether management tracks the total number of users of these platforms or similar metrics that measures how many become paying customers and if such measures are key metrics. Further, you indicate that Hortonworks Sandbox is used to provide an introduction and training for Hortonworks Data Platform and you do not include

Hortonworks Sandbox users in your total support subscription customers key metric. Please clarify whether management believes that the conversion rate from Hortonworks Sandbox users to Hortonworks Data Platform users is a key metric used to evaluate their business.

14.   Please advise us whether management uses any key metrics to evaluate their professional services business.

Results of Operations, page 54

15.   You attribute increases in cost of revenue, sales and marketing, research and development and general and administrative expenses, in part, to increased headcount. Please revise to quantify the changes in headcount during these periods.

Comparison of the Three Months Ended March 31, 2013 and 2014

Cost of Revenue, page 55

16.   We note from your disclosure on page 55 and 58 that the costs for joint engineering efforts with Microsoft to develop the Hortonworks Data Platform for Windows was the primary factor that contributed to the fluctuation in the cost of support subscription revenue between March 31, 2013 and 2014, and between April 30, 2012 and 2013. However, your disclosure on page 53 indicates that research and development efforts on enhancing and adding new features and functionality to the Hortonworks Data Platform are included in research and development expense. Please clarify this inconsistency in your disclosure.

Business

Products and Services

Support Subscriptions, page 76

17.   Please revise to provide more details of your support subscriptions, such as the extent they vary between customers, whether they are paid in advance, whether they are cancellable, etc.

18.   On page 78, you exclude users of Sandbox from your number of support subscriber customers. Please revise to describe your support subscription arrangements with users of Hortonworks Sandbox, if any, and whether you generate any material amounts of revenue from these customers.

Strategic Relationships, page 78

19.   Please expand this section to describe in more detail the nature of your strategic
        relationships and how your platform is distributed, bundled or used by your strategic
        partners and how your paid services are offered. In particular, please address any
        material relationships, such as those that generate a material amount of revenues and
        those involving related parties or affiliates of related parties, such as Red Hat and
        Teradata. For example, please clarify the role of the strategic partner after the initial sale
        or subscription is made, who controls the relationship with the end user, and how they are
        compensated for multi-year subscription services.

Competition, page 78

20.   Your competition section is focused on your competitors that offer software and services
        related to the Apache Hadoop framework. Please expand this section to discuss
        alternatives to Apache Hadoop, such as other opened-sourced or proprietary platforms or
        frameworks to access big data.

Management

Compensation Committee Interlocks and Insider Participation, page 86

21.   Although you have not yet identified your compensation committee members, we note
        that 3 out of 4 of your independent directors are affiliated with entities that you disclose
        as having related party transactions on pages 95 through 98. After you identify your
        compensation committee members, please disclose the appropriate related party
        transactions for these committee members under the caption "Compensation Committee
        Interlocks and Insider Participation," as required by Item 407(e)(4)(i)(C) of Regulation S-
        K.

Non-Employee Director Compensation, page 86

22.   Please revise to provide the disclosure required by Item 402(k) or (r) of Regulation S-K.
        In particular, please provide the value of the stock options awarded to Mr. Cormier in
        2013. Please refer to Items 402(k)(2)(iv) or (r)(2)(iv) of Regulation S-K.

Executive Compensation, page 87

23.   Please clarify whether you have entered into executed employment agreements for your
        named executive officers and whether you will file these agreements as exhibits
        individually and in executed form. We note the exhibit index refers to a single form of
        executive compensation agreement that will be file as Exhibit 10.4.

24.   Your description of your new executive compensation agreements refer to terms such as base salary, target annual bonus opportunity and standard employee benefit plan participation. Please revise to describe all material terms of these agreements. Further, the narrative disclosure to your summary compensation table should describe the material terms of any named executive officer employment agreement in force for compensation earned in fiscal year 2013, as required by Item 402(o) of Regulation S-K for emerging growth companies opting for scaled disclosure for smaller reporting companies.

Certain Relationships and Related Party Transactions, page 95

25.   Please revise to identify each director, executive officer, and/or principal stockholder that is a party to your investors' rights agreement, right of first refusal and co-sale agreement and voting agreement, to the extent not already disclosed.

26.   Please revise to describe the consideration received by you for both the 2011 and 2014 warrants issued to Yahoo!

27.   Please revise to disclose the material terms and balances of the restricted stock purchase agreements and related notes for the related parties that are described on pages F-24 and F-25. Please advise whether these agreements are material under Item 601(b)(10) of Regulation S-K.

28.   Further, please clarify whether the employee that is party to the promissory note described on page F-25 for approximately $1.9 million is an executive officer. If so, please revise this section to disclose the material terms of the promissory note and stock purchase agreement under Item 404(a) of Regulation S-K. Further, please clarify whether the loan will be repaid prior to the close of your offering.

29.   On page F-32, you describe a $9.5 million nonrefundable payment in April 2012 related to the Teradata Agreement. Please revise here to disclose this nonrefundable payment and the remaining balance.

Principal Stockholders, page 101

30.   Please revise to update your beneficial ownership table to the most recent practicable date prior to filing your amendment, as opposed to the most recent date of your interim financial statements. See Item 403(a) of Regulation S-K. In particular, please clarify whether shares underlying the Yahoo! June 2014 warrant should be included in their beneficial ownership under Rule 13d-3.

31.   In note (11), you provide a disclaimer of beneficial ownership for members of the board or partners of Index Venture entities. Please advise us why you believe it is appropriate for the issuer to provide these disclaimers on the behalf of these persons.

Description of Capital Stock, page 103

32.   Please update this section to take into account your recent acquisition of XA Secure and the 2014 Yahoo! warrant.

33.   Please clarify whether the allocation agreement with Passport Capital, LLC is executed or prospective in nature. If the former, please provide the date of the agreement. Further, please describe to us your relationship with Passport Capital and the circumstances under which it was offered the right to purchase shares in your initial public offering.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Professional services revenue, page F-12

34.   We note from your disclosure on page 77 that you sell your subscriptions and services through reseller partners. Please tell us how you record revenue related to subscriptions and services provided by your reseller partners. As part of your response, please tell us how you have considered each factor outlined in ASC 605-45 in determining your revenue recognition policy.

35.   We note your disclosure that you recognize revenue from consulting and training services as the services are performed. We also note your disclosure on page 49 that you provide these services based on time and materials, a fixed fee or attendance. Please revise your disclosure to clarify your revenue recognition policy for each service. For services provided on a fixed fee basis, please clarify whether you are recognizing revenue under a proportional performance model based on an output measure or over a period in proportion to the costs expected to be incurred and provide us with the basis to support your policy.

Note 5. Commitments and Contingencies

Litigation settlement, page F-18

36.   We note from your disclosure that you agreed to settle a lawsuit for $6 million. Please tell us and revise to disclose the nature of the litigation. Refer to ASC 450-20-50-1.

Note 7. Preferred Stock Warrant, page F-21

37.   We note the preferred stock warrant to Yahoo! will only become exercisable upon the occurrence of a corporate event, such as an initial public offering, and that upon such an event, the vesting of the warrant will result in an immediate reduction in revenue up to the cumulative amount of revenue recognized to date with Yahoo!. Please tell us the accounting literature you are relying on in accounting for this arrangement. As part of your response, please tell us your consideration for recognizing the reduction in revenue in the same period and in the same manner as if you had paid cash to Yahoo! based on the guidance in ASC 505-50-25-4.

Note 8. Stock Option Plan

2011 Stock Option Plan, page F-21

38.   We note that the table on page F-22 includes the activities of both restricted shares and stock options. We also note that you provided a separate table for restricted shares on page F-25, but did not provide a separate table for the stock options. Please revise your table on page F-22 to exclude the activities of the restricted shares or include a separate table showing only the activities for the stock options. Refer to ASC 718-10-50-2(g).

39.   We note that your Consolidated Statements of Convertible Preferred Stock and Stockholders' Deficit on page F-6 includes the line item, "Exercise of stock options and vesting of early exercised stock options". Please tell us whether early exercise is permitted under the 2011 Stock Option Plan ("2011 Plan"), and if it does, please revise to disclose the terms of the 2011 Plan related to the early exercise feature as well as how you are accounting for the early exercise of stock options. Refer to ASC 718-10-50-1.

Item 15. Recent Sales of Unregistered Securities, page II-2

40.   Please revise this section to provide names of the persons or identify the class of persons to whom the unregistered securities were sold other than through your 2011 Stock Option and Grant Plan. Please refer to Item 701(b) of Regulation S-K for guidance.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Patrick Gilmore for

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Richard A. Kline, Esq.
        Goodwin Procter LLP